UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PERMIAN RESOURCES CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71424F 105

(CUSIP Number)

Craig S. Glick

NGP Energy Capital Management, L.L.C.

2850 N. Harwood Street, 19th Floor

Dallas, Texas 75201

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-l(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F 105

1	Name of Reporting Person Luxe Energy LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 21,453,062 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,453,062 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,453,062 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.6% (2)
14	Type of Reporting Person OO

(1)

Consists of 21,453,062 shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”), of Permian Resources Corporation (the “Issuer”) and 21,453,062 Common Units (“Opco Common Units”) of Permian Resources Operating, LLC (“Opco”). Pursuant to the Seventh Amended and Restated Limited Liability Company Agreement of Opco (the “Opco LLC Agreement”), at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” and, together with the Class C Common Stock, the “PR Common Stock”), of the Issuer or a cash payment, and upon redemption of such Opco Common Units, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP XI US Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,539,412 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,539,412 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,539,412 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0% (2)
14	Type of Reporting Person PN

(1)

Consists of 30,539,412 shares of Class C Common Stock and 30,539,412 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP XI Holdings GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,539,412 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,539,412 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,539,412 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0% (2)
14	Type of Reporting Person OO

(1)

Consists of 30,539,412 shares of Class C Common Stock and 30,539,412 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP Natural Resources XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,539,412 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,539,412 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,539,412 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0% (2)
14	Type of Reporting Person PN

(1)

Consists of 30,539,412 shares of Class C Common Stock and 30,539,412 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person G.F.W. Energy XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,539,412 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,539,412 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,539,412 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0% (2)
14	Type of Reporting Person PN

(1)

Consists of 30,539,412 shares of Class C Common Stock and 30,539,412 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person GFW XI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,539,412 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,539,412 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,539,412 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0% (2)
14	Type of Reporting Person OO

(1)

Consists of 30,539,412 shares of Class C Common Stock and 30,539,412 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP Pearl Holdings II, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 4,535,780 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,535,780 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,535,780 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14	Type of Reporting Person PN

(1)

Consists of 4,535,780 shares of Class C Common Stock and 4,535,780 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP XII US Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 4,535,780 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,535,780 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,535,780 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14	Type of Reporting Person PN

(1)

Consists of 4,535,780 shares of Class C Common Stock and 4,535,780 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP XII Holdings GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 4,535,780 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,535,780 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,535,780 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14	Type of Reporting Person OO

(1)

Consists of 4,535,780 shares of Class C Common Stock and 4,535,780 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP Natural Resources XII, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 4,535,780 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,535,780 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,535,780 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14	Type of Reporting Person OO

(1)

Consists of 4,535,780 shares of Class C Common Stock and 4,535,780 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person G.F.W. Energy XII, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 4,535,780 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,535,780 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,535,780 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14	Type of Reporting Person OO

(1)

Consists of 4,535,780 shares of Class C Common Stock and 4,535,780 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person GFW XII, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 4,535,780 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,535,780 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,535,780 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14	Type of Reporting Person OO

(1)

Consists of 4,535,780 shares of Class C Common Stock and 4,535,780 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1	Name of Reporting Person NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 35,075,192 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,075,192 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,075,192 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.7% (2)
14	Type of Reporting Person OO

(1)

Consists of 35,075,192 shares of Class C Common Stock and 35,075,192 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

EXPLANATORY NOTE

The following constitutes Amendment No. 4 (this “Amendment”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on September 12, 2022 (the “Initial Schedule 13D” and, collectively with any previously filed amendment to the Initial Schedule 13D and this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment shall the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following:

The information set forth in amended Item 6 below is incorporated by reference herein.

March Offering

On March 6, 2024, NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC and certain other selling stockholders named therein (collectively, the “March Selling Stockholders”) and the Issuer and Goldman Sachs & Co. LLC (the “March Underwriter”) entered into an underwriting agreement (the “March Underwriting Agreement”), pursuant to which the March Selling Stockholders agreed to sell to the March Underwriter, and the March Underwriter agreed to purchase from the March Selling Stockholders, subject to and upon the terms and conditions set forth therein, an aggregate 48,500,000 shares of Class A Common Stock (the “March Offering”), at a price to the public of $15.76 per share. The March Offering was made pursuant to a registration statement previously filed by the Issuer with the SEC that became automatically effective on November 8, 2023, by means of a prospectus that meets the requirements under the Securities Act. The March Offering was consummated on March 6, 2024. NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC received an aggregate $108,762,702.21 (or $15.71 per share) from the sale of Class A Common Stock.

Concurrently with the March Offering and pursuant to the March Repurchase Agreement (as defined below), Opco agreed to purchase from certain of the March Selling Stockholders an aggregate 2,000,000 Opco Common Units and a corresponding number of shares of Class C Common Stock, at a price per Opco Common Unit equal to the price per share at which the March Underwriter agreed to purchase shares of Class A Common Stock in the March Offering. The March Offering and the concurrent Opco Common Unit repurchase closed on March 6, 2024.

The March Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the March Selling Stockholders and other customary obligations of the parties and termination provisions. For additional information regarding the March Underwriting Agreement and March Repurchase Agreement, see Item 6 below.

Item 5	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 in its entirety as set forth below:

(a)-(b) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment equal, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

9,086,350 Common Units of Opco and corresponding shares of Class C Common Stock of the Issuer are held by NGP XI US Holdings, L.P. NGP XI Holdings GP, L.L.C. is the sole general partner of NGP XI US Holdings, L.P., and NGP Natural Resources XI, L.P. is the sole member of NGP XI Holdings GP, L.L.C. G.F.W. Energy XI, L.P. is the sole general partner of NGP Natural Resources XI, L.P., and GFW XI, L.L.C. is the sole general partner of G.F.W. Energy XI, L.P. GFW XI, L.L.C. has delegated full power and authority to manage NGP XI US Holdings, L.P. to NGP Energy Capital Management, L.L.C. Chris Carter, Craig Glick, Jill Lampert and Philip Deutch serve as voting members of the Executive Committee of NGP Energy Capital Management, L.L.C.

4,535,780 Common Units of Opco and corresponding shares of Class C Common Stock of the Issuer are held by NGP Pearl Holdings II, L.L.C. NGP XII US Holdings, L.P. controls NGP Pearl Holdings II, L.L.C. NGP XII Holdings GP, L.L.C. is the sole general partner of NGP XII US Holdings, L.P., and NGP Natural Resources XII, L.P. is the sole member of NGP XII Holdings GP, L.L.C. G.F.W. Energy XII, L.P. is the sole general partner of NGP Natural Resources XII, L.P., and GFW XII, L.L.C. is the sole general partner of G.F.W. Energy XII, L.P. GFW XII, L.L.C. has delegated full power and authority to manage NGP XII US Holdings, L.P. to NGP Energy Capital Management, L.L.C. Chris Carter, Craig Glick, Jill Lampert and Philip Deutch serve as voting members of the Executive Committee of NGP Energy Capital Management, L.L.C.

21,453,062 Common Units of Opco and corresponding shares of Class C Common Stock of the Issuer are held by Luxe Energy LLC. NGP XI US Holdings, LP controls Luxe Energy LLC. NGP XI Holdings GP, L.L.C. is the sole general partner of NGP XI US Holdings, L.P., and NGP Natural Resources XI, L.P. is the sole member of NGP XI Holdings GP, L.L.C. G.F.W. Energy XI, L.P. is the sole general partner of NGP Natural Resources XI, L.P., and GFW XI, L.L.C. is the sole general partner of G.F.W. Energy XI, L.P. GFW XI, L.L.C. has delegated full power and authority to manage NGP XI US Holdings, L.P. to NGP Energy Capital Management, L.L.C. Chris Carter, Craig Glick, Jill Lampert and Philip Deutch serve as voting members of the Executive Committee of NGP Energy Capital Management, L.L.C.

The respective controlling entities of the reporting persons may be deemed to beneficially own all of the Common Units and the corresponding shares of Class C Common Stock of the Issuer held by such Reporting Persons.

The percentage of shares of Class A Common Stock reported to be beneficially owned by the Reporting Persons in this paragraph and elsewhere in this Schedule 13D is based on 579,901,309 outstanding shares of Class A Common Stock immediately following the offering of shares as of March 6, 2024, as reported in the Issuer’s final prospectus dated March 4, 2024, and is determined in accordance with the rules of the SEC (which assumes the exchange of all Opco Common Units held by a Reporting Person into shares of Class A Common Stock for such Reporting Person only).

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in this Item 5.

(c) Except as described in Item 3 and Item 6, none of the Reporting Persons has effected any transaction related to the Class A Common Stock during the past 60 days.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

March Opco Common Unit Redemption

On March 4, 2024, in connection with the March Offering, each of NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC, as well as certain other March Selling Stockholders, delivered a notice of redemption to the Issuer to exercise its rights to require a redemption of Opco Common Units pursuant to the Opco LLC Agreement. NGP XI US Holdings, L.P. received 1,793,466 shares of Class A Common Stock in exchange for 1,793,466 Opco Common Units and a corresponding number of shares of Class C Common Stock. NGP Pearl Holdings II, L.L.C. received 895,274 shares of Class A Common Stock in exchange for 895,274 Opco Common Units and a corresponding number of shares of Class C Common Stock. Luxe Energy LLC received 4,234,411 shares of Class A Common Stock in exchange for 4,234,411 Opco Common Units and a corresponding number of shares of Class C Common Stock.

March Repurchase Agreement

Concurrently with the March Offering, NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC entered into a Repurchase Agreement with the Issuer, dated March 4, 2024 (the “March Repurchase Agreement”), whereby on March 6, 2024, Opco repurchased from NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC an aggregate of 2,000,000 Opco Common Units at a price per Opco Common Unit equal to the proceeds received by each stockholder concurrently with the March Offering, and the Issuer canceled a corresponding number of shares of Class C Common Stock held by NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC, respectively. The total amount paid to NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC in such repurchase was approximately $31.4 million.

The foregoing summary of the March Repurchase Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

March Underwriting and March Lock-Up Agreement

The March Selling Stockholders agreed to sell to the March Underwriter, and the March Underwriter agreed to purchase from the March Selling Stockholders, the Class A Common Stock in the March Offering, at a purchase price of $15.71 per share, pursuant to, and subject to the terms and conditions of the March Underwriting Agreement.

In connection with the March Offering, on March 4, 2024, the March Selling Stockholders also each entered into a March Lock-Up Agreement (collectively, the “March Lock-Up Agreements”) with the March Underwriter. Each March Lock-Up Agreement provides that each March Selling Stockholder will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the March Underwriter, for a period of 45 days after the date of the final prospectus used to sell securities in the March Offering (subject to certain exceptions and termination provisions specified in the March Lock-Up Agreement).

The descriptions of the March Underwriting Agreement and March Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit 10.2 and Exhibit 10.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1*	Repurchase Agreement, dated March 4, 2024, by and among the Issuer and certain March Selling Stockholders.

10.2	Underwriting Agreement, dated March 4, 2024 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 6, 2024).

10.3*	Form of Lock-Up Agreement.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2024

LUXE ENERGY LLC

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP XI US HOLDINGS, L.P.
By:	NGP XI Holdings GP, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP XI HOLDINGS GP, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP NATURAL RESOURCES XI, L.P.
By:	G.F.W. Energy XI, L.P, its general partner
By:	GFW XI, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

G.F.W. ENERGY XI, L.P.
By:	GFW XI, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

[Signature Page to Schedule 13D]

GFW XI, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP PEARL HOLDINGS II, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP XII US HOLDINGS, L.P.
By:	NGP XII Holdings GP, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP XII HOLDINGS GP, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP NATURAL RESOURCES XII, L.P.
By:	G.F.W. Energy XII, L.P, its general partner
By:	GFW XII, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

G.F.W. ENERGY XII, L.P.
By:	GFW XII, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

[Signature Page to Schedule 13D]

GFW XII, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

[Signature Page to Schedule 13D]